SICHENZIA ROSS FRIEDMAN FERENCE LLP

Attorneys At Law

May 12, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:   Russell Mancuso, Legal Branch Chief

Re:

Carbon 612 Corporation

Form 10-12G

Filed February 3, 2010 (File No. 000-53882)

Ladies and Gentlemen:

On behalf of Carbon 612 Corporation (“Carbon 612” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of March 2, 2010.

Item 1. Business, page 3

1.

Please revise to describe the development of your business during the last three years, including the development of your business by Clear Skies Solar, Inc.  For example, please describe:

•

The development of the XTRAX wireless data monitoring system by Clear Skies Solar, Inc. prior to Carbon 612’s acquisition of the patents and assets related to the XTRAX monitoring system and any operations of this business;

•

The business purpose for Clear Skies Solar, Inc.’s assignment of the assets and patents related to its XTRAX wireless data monitoring system to Carbon 612 and the purpose for the resulting structure of the business; and

•

Why Clear Skies Solar, Inc. did not solicit shareholder approval from its shareholders before its assignment of its patents and assets related to the XTRAX system to Carbon 612.

Response:

The registration statement has been revised to describe the development of the Company’s business during the last three years in accordance with the Staff’s comment.

2.

Please disclose the portion of Clear Skies’ business that is represented by your business.  Also, please explain how your business related to Clear Skies’ other operations.

Response:

The registration statement has been revised to disclose the portion of Clear Skies’ business that is represented by the Company’s business, and to explain how the Company’s business relates to Clear Skies’ other operations, in accordance with the Staff’s comment.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax

www.srff.com

3.

Please disclose whether Carbon 612 paid any consideration for the patents, patent applications, tangible assets and related liabilities related to the XTRAX wireless data monitoring system acquired from Clear Skies Solar, Inc.

Response:

The registration statement has been revised to disclose whether Carbon 612 paid any consideration for the assignment of assets and liabilities from Clear Skies Solar, Inc., in accordance with the Staff’s comment.

4.

With a view toward clarified disclosure, please provide us objective support fir the following statements in your document:

•

Your statement on page 3 that you expect XTRAX to generate high margin recurring revenues;

•

Your statement on page 4 that you expect that your program would become profitable after 8,000 units are installed;

•

Your statement on page 4 that you will offer the highest market value for renewable energy credits/Carbon Credit Market available from anticipated volume; and

•

Your statement on page 6 regarding superior technology, customer service and responsiveness.

Please also refer to Regulation S-K Item 10(b)(3) for guidance regarding disclosure of key assumptions.

Response:

The registration statement has been revised to provide objective support for the Company’s statements in accordance with the Staff’s comment.

Products and Services, page 3

5.

Please disclose who will purchase and install your potential product.  For example, can residential users install the products themselves on existing systems?  Must your product be installed by professionals?

Response:

The registration statement has been revised to disclose who will purchase and install the Company’s potential product in accordance with the Staff’s comment.

6.

Please clarify the material hurdles that remain until your XTRAX remote monitoring system is ready for sale.  From your revised disclosure, it should be clear which of the disclosed functions   your proposed product currently can perform and why you have not yet received revenue from the proposed product.

Response:

The registration statement has been revised to clarify the material hurdles that remain until XTRAX is ready for sale in accordance with the Staff’s comment.

XTRAX Recurring Revenue Model, page 4

7.

Please clarify how your service could provide “found money” if there are other methods to verify credits.

Response:

The reference to “found money” has been removed from the registration statement.

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www.srff.com

Suppliers, page 5

8.

Please clarify what you mean by “60,000 systems.”  Are these your systems that you have developed but not yet installed?  If these are systems in which you could install your potential product, please provide us objective support for your disclosure.

Response:

The registration statement has been revised to revise and clarify what is meant by the number of systems, and to provide objective support for such disclosure.

9.

Please clarify your role in manufacturing your potential product. For example, will you assemble purchased parts, or will you outsource manufacturing?

Response:

The registration statement has been revised to clarify that the Company intends to outsource manufacturing and assembly of its potential product.

10.

Please reconcile your disclosure that all components and parts are readily available with your disclosure of proprietary technology.

Response:

The registration statement has been revised to clarify that the hardware design for the Company’s potential product is proprietary, while the parts are readily available.

Competition, page 5

11.

With a view toward clarified disclosure, please tell us the basis for your statement that competitors may be in violation of your patent, including an analysis of why you believe your rights existed before competitors’ rights.  Also tell us:

•

Why you have not pursued these violations and whether the lack of enforcement of your patent rights creates a risk that you might have lost your rights; and

•

Whether your business model involves a significant focus on case generated by patent enforcement as opposed to sales of your services.

Response:

The statement that the Company believes competitors may be in violation of its patent has been removed from the registration statement.

12.

Please clarify what you mean by SMA.

Response:

The registration statement has been revised to clarify who was meant by SMA in accordance with the Staff’s comment.

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www.srff.com

13.

Please reconcile your statement that the market is neglected with your disclosure of competitors’ products and services.  Also clarify the basis for your statement on page 11 that the competitors’ products and services are not reliable, verifiable or cost-effective.

Response:

The registration statement has been revised to reconcile the statement that the market is neglected with the disclosure of competitors’ products and services, and to clarify the statement that competitors’ products and services are not reliable or cost-effective. The statement that competitors’ products and services are not verifiable has been removed from the registration statement.

Regulatory Matters, page 6

14.

Please disclose the “environmentally sensitive materials” used in your operations.

Response:

The registration statement has been revised to disclose the environmentally sensitive materials referred to in accordance with the Staff’s comment.

Government Subsidies and Incentives, page 6

15.

Please explain the operation of Renewable Energy Credits and the Carbon Credit Market.  Explain how the credits and the related markets operate, who created the credits and markets, where the markets have been created, the geographic scope of the credit programs, the sponsor of the credits, the duration of the credits, and when the credit programs expire.

Response:

The registration statement has been revised to explain the operation of Renewable Energy Credits and the Carbon Credit Market in accordance with the Staff’s comment.

16.

Please disclose the process for Underwriters Laboratories listing, Federal Communications Commissions approval, and cellular network operator certification and the status of your product in those processes.

Response:

The registration statement has been revised to disclose the process for Underwriters Laboratories listing, Federal Communications Commissions approval, and cellular network operator certification and the status of the Company’s product in those processes, in accordance with the Staff’s comment.

17.

Please disclose the trends in government programs for solar energy products.  For example, have government budgets or industry trends affected the resources available for such programs?

Response:

The registration statement has been revised to disclose the trends in government programs for solar energy products in accordance with the Staff’s comment.

Intellectual Property, page 7

18.

Please clarify what element of your potential product is protected by patent.

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Response:

The registration statement has been revised to clarify what element of the Company’s potential product is protect by patent in accordance with the Staff’s comment.

19.

Please disclose the date that your patent expires.

Response:

The registration statement has been revised to disclose when the Company’s patent expires in accordance with the Staff’s comment.

Item 1A.  Risk Factors, page 7

20.

You state that the risks and uncertainties you describe are not the only ones facing you. You must disclose all risks that you believe are material at this time. Please revise to remove the implication to the contrary, and add any risk factors necessary to make your revised statement true.

Response:

The statement that the risks and uncertainties the Company describes are not the only ones facing the Company has been removed from the registration statement. The registration statement includes all material risks facing the Company.

21.

Please provide us your analysis of whether your securities are “penny stock” and, if so, whether that status creates a material risk to investors.

Response:

The registration statement has been revised to disclose the material risk to investors relating to the status of the Company’s common stock as “penny stock”.

We are dependent upon key personnel whose loss…, page 8

22.

Please disclose when your current president and chief executive officer anticipates he will resign from those positions, whether he anticipates retaining any positions with the company, and whether the company intends to search for a new president and chief executive officer before Mr. Ezra resigns.

Response:

The registration statement has been revised to disclose when the Company’s current president and chief executive officer anticipates he will resign from those positions, whether he anticipates retaining any positions with the company, and whether the company intends to search for a new president and chief executive officer before Mr. Green resigns, in accordance with the Staff’s comment.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax

www.srff.com

Item 2. Critical Accounting Estimates, page 10

23.

We note that you do not include a discussion of any critical accounting estimates or policies (e.g., issuance of shares for services, revenue recognition, etc.).  Please revise to include a discussion of those policies that result in the application of significant estimates and judgments.  This discussion should include uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.  You should address specifically why your accounting estimates or assumptions bear the risk of change.  The reason may be that there is an uncertainty attached to the estimate or assumption, or it just may be difficult to measure or value.  Equally important, you should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.  Refer to FR-72.

Response:

A section on critical accounting policies has been added to the Form 10 in accordance with the Staff’s comment.

Overview, page 11

24.

Please clarify the market for your products and the systems that will use your products.  We reference the “sub-100kw systems” discussed on page 11.  Please clarify how your products will be used with these systems.  Disclose whether these systems are the same as the 60,000 systems referenced on page 11.  In addition, expand your discussion of the “aggregators” on page 12 to indicate how they are a party to your sales transactions, the services they will perform and fees they will charge.  The reference to the “client present values” on page 4 should also be clarified along with a discussion of how this impacts your business of the pricing of your products.

Response:

The overview section has been revised in accordance with the Staff’s comment.

Expenses, page 12

25.

Refer to the second paragraph. Please quantify the amount of expenses allocated to date.

Response:

The registration statement has been revised to quantify the amount of expenses allocated to date in accordance with the Staff’s comment.

Liquidity and Capital Resources, page 12

26.

We note there is substantial doubt that the company will continue as a going concern.  We also note the discussion on page 12 that your current cash level may prevent commercializing the XTRAX in 2010.  Please expand the discussion of your plan of operations to discuss the specific plans, time frame and milestones to fully develop your products.  We note the discussion on page 3 that you have begun beta testing of the proprietary software and expect to commercially launch the XTRAX during 2010.  You should also provide a discussion of your expected funding needs to fully develop your products and expected sources of this funding.  Your discussion of liquidity and capital resources should also address the dollar amount of financing you believe is required to continue your business over the next twelve months and the potential consequences if you are not successful in obtaining this funding.  For further guidance, refer to Item 303 of Regulation S-K and Securities Act Release 33-8350 “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax

www.srff.com

Response:

The liquidity and capital resources section of the registration statement has been revised in accordance with the Staff’s comment.

27.

Please disclose the effect on your liquidity and ability to obtain capital of section 4(f) in exhibit 10.3. Add any appropriate risk factors.

Response:

The registration statement has been revised to disclose the effect on the Company’s liquidity and ability to obtain capital of section 4(f) in exhibit 10.3, and an appropriate risk factor has been added, in accordance with the Staff’s comment.

Properties, page 13

28.

Please disclose the dollar amount of the allocated share mentioned in the last sentence of this section.

Response:

The registration statement has been revised to disclose the allocated amount of expenses allocated to the Company in accordance with the Staff’s comment.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

29.

Please revise to disclose the natural persons who exercise voting power and/or investment power over the securities beneficially owned by Clear Skies Solar, Inc. and KHG Trust.  In this regard, please tell us the relationship between your CEO and Nathan Green mentioned in exhibit 10.3.  Also, include the disclosure required by Instruction 7 to Regulation S-K Item 403.

Response:

The registration statement has been revised to disclose the natural persons who exercise voting and/or investment power over the securities beneficially owned by Clear Skies Solar, Inc. and KHG Trust. Nathan Green is the brother of the Company’s CEO. Nathan and Ezra Green have separate residences and different unaffiliated employers. The registration statement has been revised to provide the disclosure required by Instruction 7 to Regulation S-K Item 403 in accordance with the Staff’s comment.

30.

We note your statement on page F-7 that the Carbon 612 shares owned by Clear Skies Solar, Inc. are pledged by Clear Skies Solar, Inc. to its lenders.  Please revise to include the information required by Item 403(c) of Regulation S-K.

Response:

The registration statement has been revised to disclose the information required by Item 403(c) of Regulation S-K.

31.

Refer to the disclosure in the last row of the table.  Given the relationship of your officers to Clear Skies Solar, Inc., it is unclear how your officers would not at least indirectly share beneficial ownership of your shares held in the name of Clear Skies as defined by Rule 13d-3.  Please advise or revise.

Response:

The registration statement has been revised to include the shares held by Ezra Green, the chairman and chief executive officer of Clear Skies Solar, Inc., and chief executive officer and sole director of Carbon 612, in the disclosure in the last row of the table.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax

www.srff.com

32.

With a view toward disclosure regarding the ownership caps mentions in the footnotes, please tell us:

•

Whether the caps are easily waivable, particularly if the caps are in contracts with your controlling shareholder or shareholders on whom you are dependent;

•

The mechanism by which the caps will be enforced;

•

Whether ownership caps have been included in any other securities issued by you or Clear Skies, and if so, whether the caps have been enforced in practice; and

•

Whether the caps can be avoided by transferring the securities to an affiliate of the holder.

Response:

The caps are not easily waivable, as, under Section 9 of the warrants, the caps may be waived only “upon sixty-one (61) prior notice”, and then only to increase the cap up to 9.99%. The caps do not have a specific enforcement mechanism but will be enforced by the Company by not allowing any attempted exercise in violation of the caps. Ownership caps have been included in other securities issued by Clear Skies (for example, in the secured convertible promissory notes issued by Clear Skies in July 2009, as disclosed in the Form 8-K filed with the SEC on August 3, 2009) and have been enforced in practice. The caps cannot be avoided by transferring the securities to an affiliate of the holder as, under Section 9 of the warrants, the beneficial ownership cap applies to a holder “and its affiliates”. Accordingly, the caps are binding and effective to limit beneficial ownership. See, e.g., Levy v. Southbrook International Investments, Ltd., 263 F.3d 10, 12 (2nd Cir. 2001) (“We conclude that where a binding conversion cap denies the investor the right to acquire more than 10% of the underlying equity securities of an issuer, at any one time, the investor is not, by virtue of his or her ownership of convertible securities, the beneficial owner of more than 10% of those equity securities within the meaning of Rule 13d(3)(a) and 13d-3(1)(i).”); Global Intellicom, Inc. v. Thomson Kernaghan Co., 1999 WL 544708 at *16 (S.D.N.Y. July 27, 1999) (“JNC has undertaken not to convert in excess of the 4.99%. It may only do so on 75 days notice, greater than the 60 day requirement for ‘presently convertible’ in Rule 13d-3(1)(i). As such, it is not presently a beneficial owner in excess of 5% of Global common stock.”).

33.

Footnote 2 refers to two figures in the table; however, the text of the footnote refers to three figures “respectively.” Please clarify.

Response:

The text of the footnote has been revised to refer to two figures.

Item 5. Directors and Executive Officers, page 14

34.

Please expand your disclosure here and elsewhere in your document as appropriate to comply with the disclosure requirements in Release 34-61175.

Response:

The registration statement has been revised to comply with Release No. 34-61175.

35.

We note that you state that the biographies of the executive officers and director include information related to service by the persons to Clear Skies Solar, Inc.’s subsidiary, Clear Skies Group, Inc.  Please tell us why you have not included the service by the persons to Clear Skies Solar, Inc.

Response:

The statement that the biographies include information related to Clear Skies Group, Inc. has been removed from the registration statement.

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www.srff.com

36.

Please revise to provide the time periods for when Mr. Goldberg served as CFO of Milestone Scientific, Inc. and as the Chief Administrative and Financial Officer for St. Luke’s School.

Response:

The registration statement has been revised to provide the time periods for when Mr. Goldberg served as CFO of Milestone Scientific, Inc. and as the Chief Administrative and Financial Officer for St. Luke’s School in accordance with the Staff’s comment.

37.

Please revise to disclose Mr. Oliveri’s position at Clear Skies Group, Inc. Please also disclose the meaning of the term “CSG.”

Response:

The registration statement has been revised to disclose Mr. Oliveri’s position at Clear Skies Solar, Inc. The reference to “CSG” has been removed from the registration statement.

Item 7. Certain Relationships and Related Transactions …, page 15

38.

Regarding your acquisition of assets from Clear Skies, please provide all disclosure required by Regulation S-K Item 404(c)(1)(ii).

Response:

The registration statement has been revised to provide all disclosure required by Regulation S-K Item 404(c)(1)(ii).

39.

Refer to your statement in the penultimate paragraph that you have not provided a complete summary of the terms of the transactions. With a view toward clarified disclosure, please tell us which material terms you have omitted.

Response:

The statement in the penultimate paragraph has been removed from the registration statement. All material terms are included in the registration statement.

40.

Please quantify the “allocable share” of the costs to be paid to Clear Skies.  Also disclose the amount you paid to Clear Skies to date for the costs mentioned in the last paragraph of this section.

Response:

The registration statement has been revised to quantify the allocable shares of costs paid to Clear Skies Solar, Inc. in accordance with the Staff’s comment.

Item 10. Recent Sales of Unregistered Securities, page 17

42.

Please quantify the November 2009 split.

Response:

The registration statement has been revised to quantify the November 2009 split in accordance with the Staff’s comment.

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www.srff.com

Description of the Registrant’s Securities, page 17

43.

With a view toward disclosure, please tell us the terms of the “Convertible Note” mentioned in exhibit 10.4.  Also tell us when you issued the note and why you have not filed it as an exhibit to the registration statement.

Response:

The reference to a “Convertible Note” in Exhibit 10.4 is a typographical error. The Company has not issued any notes.

44.

Please disclose when your securities can be resold pursuant to Rule 144.  Also disclose any agreements or plans to register your securities for resale.

Response:

The registration statement has been revised to disclose when the Company’s securities can be resold pursuant to Rule 144, and that the Company is not party to any agreements, and has no plans, to register its securities for resale.

45.

Please disclose how the authorized preferred stock may be used to affect the rights of the common stockholders.  Also disclose the anti-takeover effect of preferred stock and the unissued common stock.  Add any appropriate risk factors

Response:

The registration statement has been revised to disclose how the authorized preferred stock may be used to affect the rights of the common stockholders, and the anti-takeover effects of preferred stock and the unissued preferred stock, in accordance with the Staff’s comment. In addition, appropriate risk factors have been added in accordance with the Staff’s comment.

Financial Statements

General

46.

Please update the financial statements when required by Article 8 of Regulation S-X.

Response:

The Company undertakes to update the financial statements when required by Article 8 of Regulation S-X in accordance with the Staff’s comment. In accordance with Article 8 of Regulation S-X, no update to the financial statements is currently required.

Statement of Operations, page F-4

47.

We note that you have two full time employees and three executive officers and as noted on page 15 no compensation was paid to your executive officers from inception to December 31, 2009.  Please tell us whether your officers or employees provided any services from inception through December 31, 2009 and if so, where these costs are included in your financial statements.

Response:

The Company did not have any full time employees prior to December 31, 2009, and the Company’s executive officers were primarily employed by Clear Skies Solar, Inc., which paid all of their compensation.  No compensation was paid by the Company to any employees or executive officers from inception to December 31, 2009. From inception to December 31, 2009, the employees and officers of the Company were employed primarily by Clear Skies Solar, Inc., which paid all of their compensation, and these employees and officers provided only incidental services to the Company.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax

www.srff.com

48.

Please tell us whether you occupied any office space from inception through December 31, 2009. If so, tell where the related costs have been recorded in your financial statements.  We also note the disclosure on page 12 that the Company’s major shareholder will be allocating corporate expenses such as rent and payroll starting January 1, 2010.  Please clarify why no allocation was performed prior to January 1, 2010.

Response:

Prior to December 31, 2009, no expense was allocated for the use of office space, because the Company had minimal operations. The Company will, as disclosed in the registration statement, record an expense of $2,500 monthly for occupancy and related services commencing January 1, 2010, because the Company has had more active operations as of such date.

Statements of Stockholders Equity, page F-5

49.

Please revise your financial statements, including your statements of stockholders’ equity, to give retroactive application to the stock split and reflect this as of the latest period presented. Please see the guidelines in SAB Topic 4.C.

Response:

The Company’s financial statements have been revised to give retroactive application to the Company’s stock split in accordance with the Staff’s comment.

Statement of Cash Flows, page F-6

50.

We note that accounts payable increased from zero to $27,907 during 2009.  Please tell us why the change in accounts payable in your statements of cash flows was $8,030 for the year ended December 31, 2009.

Response:

The $27,907 in accounts payable on the balance sheet as of December 31, 2009 represents the remaining balance of accounts payable, from the aggregate beginning balance of $35,937 assumed by the Company upon the assignment of such liabilities from Clear Skies Solar, Inc. on November 13, 2009. The change in accounts payable of $8,030 on the statement of cash flows represents the change from the assumption of the aggregate of $35,937 in liabilities on November 13, 2009, to December 31, 2009.

51.

We note from your statements of stockholders’ equity that gross proceeds from the sale of common stock were $150,000 and net proceeds were $112,500 during fiscal 2009.  Please tell us how this agrees with the cash proceeds of $120,000 on the statements of cash flows.

Response:

The Company received gross proceeds from the sale of common stock of $150,000 and paid $30,000 in legal fees in cash in connection with the sale. Thus, the net cash proceeds from the sale of common stock was $120,000, as shown in the statement of cash flows. In addition, as shown on the supplement disclosure to the statement of cash flows, the Company issued 750,000 shares of common stock, valued at $7,500, for legal fees in connection with the sale. Thus, the $112,500 shown on the statement of stockholders’ equity represents the gross proceeds of $150,000, less the $30,000 in legal expenses paid in cash, and less the $7,500 value of the 750,000 shares of common stock issued as legal fees in connection with the sale.

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www.srff.com

Note 1. Nature of Operations, page F-7

52.

We reference the discussion in Note 1 regarding your ability to continue as a going concern.  Please revise to disclose your specific viable plan of operations, including your time frame and expected funding needs to fully develop your products and services.  In addition, disclose the expected sources of your financing needs.  Please clarify the reference on page F-7 of the need to perform further work to XTRAX before it can be offered to the market.  The specific plans to address the threat of the going concern issues and the plans to resolve the doubts about the entity’s continued existence should be discussed.  Please refer to FRC 607.02.

Response:

Note 1 to the financial statements has been revised in accordance with the Staff’s comment.

Note 3. Related Party Transactions, page F-10

53.

We note that the warrants issued in 2009 contain anti-dilution provisions and may be exercised on a cashless basis.  We also note the discussion on page F-10 that if you issue shares of your common stock at less than the exercise price, the exercise price of the warrants will automatically be reduced to the lower price and the number of shares to be issued upon exercise will be proportionately increased.  Please tell us how you considered the guidance in FASB ASC 815-10 in assessing whether the warrants should be accounted for as derivatives and reported as liabilities at fair value.  In that regard, please note that a down round provision may preclude a conclusion that an instrument is indexed to your stock.  For guidance, please refer to FASB ASC 815-40-15-5 and 815-40-55-33 and -34.

Response:

The Company has concluded that the anti dilution provisions in the warrants issued in November 13, 2009 should be accounted for as derivatives and reported as liabilities at fair value in accordance with ASC 815. Accordingly, the Company has booked a derivative liability in the amount of $60,000 based on the Black-Scholes valuation of the warrants at November 13, 2009. For the year ended December 31, 2009, due to the limited operations of the Company and the fact that there was no additional equity raises from November 13, 2009, the Company concluded that its estimate of fair value of the derivative liability has not changed at year end.

54.

In addition, please expand the discussion on page F-10 to indicate the circumstances when the number or shares to be issued upon exercise will be proportionately increased.  Please also describe cashless exercise provisions.

Response:

Note 3 has been expanded to indicate the circumstances when the number of shares to be issued upon exercise will be proportionally increased, and to describe the cashless provisions, in accordance with the Staff’s comment.

55.

Please tell us where the $60,000 value of the warrants discussed on page F-10 has been recorded in your financial statements.

Response:

The $60,000 value of the warrants discussed on page F-10 has been recorded as a derivative liability in the balance sheet.

Exhibits

56.

Please file all material contracts.  For example, please file the lease agreement with Clear Skies Solar, Inc. and the agreement with Clear Skies Solar, Inc. regarding the reimbursement of employee salaries.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax

www.srff.com

Response:

The agreement pursuant to which Carbon 612 has agreed to pay Clear Skies Solar, Inc. $2,500 per month for use of office space and related services, and to reimburse Clear Skies Solar, Inc. for actual costs related to its employees, has been filed as Exhibit 10.5. All material contracts have now been filed as exhibits in accordance with the Staff’s comment.

Exhibit 10.2

57.

Please file all schedules to this exhibit.

Response:

Exhibit 10.2 has been re-filed with all exhibits in accordance with the Staff’s comment.

The Company hereby acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Jeff Cahlon

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax

www.srff.com